

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 2, 2016

Donald R. Sinclair
Chief Executive Officer
Western Gas Equity Partners, LP

Benjamin M. Fink
Chief Financial Officer
Western Gas Partners, LP

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

  Re: Western Gas Equity Partners, LP
    Registration Statement on Form S-3
    Filed November 4, 2016
    File No. 333-214447
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 25, 2016
    File No. 001-35753

    Western Gas Partners, LP
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 25, 2016
    File No. 001-34046

Dear Messrs. Sinclair and Fink:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Donald R. Sinclair
Benjamin M. Fink
Western Gas Equity Partners, LP
Western Gas Partners, LP
December 2, 2016
Page 2

<u>Western Gas Equity Partners, LP</u>

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

<u>Prospectus Cover Page</u>

2. Please update the statement, in the fourth paragraph, that the selling unitholder "may be an underwriter" to reflect its status as an underwriter, as is disclosed on page 17.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis, page 78</u>

3. We note your disclosure on page 94 that revenues from gathering, processing and transportation of natural gas and natural gas liquids increased by $181.1 million due to increases in revenue at the DJ Basin complex, resulting from increased throughput, a higher gathering fee, and the introduction of a condensate handling fee. In future filings, please separately quantify the change in revenues attributable to increased throughput, gathering fees, and the condensate handling fee, to the extent practicable. Please refer to Item 303(a)(3) of Regulation S-K and Release No. 33-6835 and provide us with your proposed disclosure. Additionally, please provide additional disclosure about the condensate handling fee, including how such fees are generated, to the extent such fees are a material portion of your revenues.

<u>Western Gas Partners, LP</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis, page 79</u>

4. Comment 3 above also applies to the disclosure in this filing.

Donald R. Sinclair
Benjamin M. Fink
Western Gas Equity Partners, LP
Western Gas Partners, LP
December 2, 2016
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: David Oelman, Esq.
        Alan Beck, Esq.